SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces a proposal for a dividend payment”

MEXICO CITY (MEXICO), October 10, 2007. América Móvil, S.A.B. de C.V. (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX:XAMXL) (“América Móvil” or the “Company”) announced today that the Board of Directors of the Company has resolved to submit to the shareholders a proposal to make effective the payment of a cash dividend of MXP 1.00 (one peso) in a single installment payable on November 6th, 2007, to each of the series of shares "AA", "A" and "L" that represent the capital stock of the Company. The total amount of the dividend is subject to adjustments related to any issuance or buyback of shares, amongst other corporate events that may alter the number of shares outstanding at the time the dividend is paid. The shareholders meeting will be called to occur on or before October 31st, 2007.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. It has more than 137 million wireless subscribers in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer